LINEAGE, INC.

46500 Humboldt Drive

Novi, Michigan 48377

January 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Lineage, Inc.
Lineage OP, LP
Lineage Europe Finco B.V.
Subsidiary Registrants Registration Statement on Form S-4 (File Nos. 333-292261 through 333-292261-15)
Request for Acceleration of Effective Date

To the addressee set forth above:

In connection with the above-referenced registration statement on Form S-4 (the “Registration Statement”) filed by Lineage, Inc., a Maryland corporation, Lineage OP, LP, a Maryland limited partnership (the “Operating Partnership”), Lineage Europe Finco B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Lineage Europe” and, together with the Operating Partnership, the “Issuers” and, each an “Issuer”), relating to the proposed offers by (i) the Operating Partnership to exchange up to $500,000,000 aggregate principal amount of the Operating Partnership’s 5.250% senior notes due 2030 (the “USD Exchange Notes”), and the related guarantees, for up to $500,000,000 aggregate principal amount of the Operating Partnership’s outstanding 5.250% senior notes due 2030 (the “USD Outstanding Notes”), and the related guarantees (the “USD Exchange Offer”), and (ii) Lineage Europe to exchange up to €700,000,000 aggregate principal amount of Lineage Europe’s 4.125% senior notes due 2031 (together with the USD Exchange Notes, the “Exchange Notes”), and the related guarantees, for up to €700,000,000 aggregate principal amount of Lineage Europe’s 4.125% senior notes due 2031 (together with the USD Outstanding Notes, the “Outstanding Notes”), and the related guarantees (the “Euro Exchange Offer” and, together with the USD Exchange Offer, the “Exchange Offers” and, each an “Exchange Offer”), I am writing to advise you supplementally that:

(1)    each of the Operating Partnership and Lineage Europe is registering the USD Exchange Offer and the Euro Exchange Offer, respectively, in reliance on the position of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993, and in Morgan Stanley & Co. Inc. (available June 5, 1991) and other, similar no action letters (collectively, the “SEC No Action Letters”);

(2)    neither Issuer has entered into any arrangement or understanding with any person to distribute the applicable series of Exchange Notes and, to the best of each Issuer’s information and belief, each person participating in the applicable Exchange Offer is acquiring the relevant securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the applicable series of the Exchange Notes;

(3)    the Issuers will disclose to each person participating in the Exchange Offers, via the prospectus forming a part of the Registration Statement (the “Prospectus”), that:

(a)            any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes (i) cannot rely on the Staff’s position enunciated in the SEC No Action Letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction; and

(b)            any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes;

(4)    the Issuers acknowledge that any secondary resale transaction, as described in clause (3)(a) above, should be covered by an effective registration statement containing the selling noteholder information required by Regulation S-K;

(5)    the Issuers will include in the letter of transmittal to be executed in connection with the USD Exchange Offer, and deemed to be executed in connection with the Euro Exchange Offer, by each tendering noteholder that elects to participate in the applicable Exchange Offer a representation from such tendering holder to applicable Issuer that:

(a)            the Exchange Notes to be acquired in connection with the Exchange Offer by the holder and each beneficial owner of the Outstanding Notes are being acquired by the holder and each beneficial owner in the ordinary course of business of the holder and each beneficial owner,

(b)            the holder and each beneficial owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes,

(c)            the holder and each beneficial owner acknowledge and agree that any person participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the Staff in the SEC No Action Letters,

(d)            if the holder is a broker-dealer that acquired Outstanding Notes as a result of market making or other trading activities, it will comply with the applicable provisions of the Securities Act and the applicable no action positions of the Commission and it will deliver a prospectus in connection with any resale of Exchange Notes acquired in the Exchange Offer; however, by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act,

(e)            the holder and each beneficial owner understand that a secondary resale transaction described above should either be exempt under the applicable securities laws or be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K of the SEC, and

(f)            neither the holder nor any beneficial owner is an “affiliate,” as defined under Rule 144 of the Securities Act, of the Operating Partnership or Lineage Europe, as applicable;

(6)    the Issuers will commence the Exchange Offers when the Registration Statement is declared effective by the SEC; and

(7)    the Exchange Offers will be conducted by the Issuers in compliance with the Exchange Act and any applicable rules and regulations thereunder.

[Signature page follows]

Sincerely,

LINEAGE OP, LP

By:	Lineage, Inc., its general partner

By:	/s/ Robb LeMasters
	Name:	Robb LeMasters
	Title:	Chief Financial Officer

LINEAGE EUROPE FINCO B.V.

By:	/s/ Robb LeMasters
	Name:	Robb LeMasters
	Title:	Authorized Signatory

[Signature Page to Exxon Capital Letter]